TSX: ERO
NYSE: ERO

May 8, 2023

Ero Copper Reports First Quarter 2023 Operating and Financial Results

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) is pleased to announce its operating and financial results for the three months ended March 31, 2023. Management will host a conference call tomorrow, Tuesday, May 9, 2023, at 11:30 a.m. eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•Copper production of 9,327 tonnes at C1 cash costs(*) of $1.70 per pound of copper produced

•Record gold production of 12,443 ounces at C1 cash costs(*) and All-in Sustaining Costs ("AISC")(*) of $436 and $946, respectively, per ounce of gold produced

•Strong quarterly financial results included:
◦Net income attributable to the owners of the Company of $24.2 million ($0.26 per share on a diluted basis)
◦Adjusted net income attributable to the owners of the Company(*) of $22.5 million ($0.24 per share on a diluted basis)
◦Adjusted EBITDA(*) of $48.2 million
•Available liquidity at quarter-end of $386.6 million included cash and cash equivalents of $209.9 million, short-term investments of $26.7 million, and $150.0 million of undrawn availability under the Company's senior secured revolving credit facility

•Execution of strategic initiatives continues to position the Company for significant near-term organic growth
◦Construction of the Tucumã Project reached nearly 30% physical completion as of quarter-end with over 85% of planned capital expenditures under contract
◦At the Xavantina Operations, development of the Matinha vein remains on schedule with production expected to commence in H2 2023
◦The Caraíba Operations' Pilar 3.0 initiative on track with shaft pre-sink activities commencing on schedule subsequent to quarter-end

•2023 production, operating cost, and capital expenditure guidance reaffirmed

1	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
*These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three months ended March 31, 2023 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

“Our solid operating performance in the first quarter was bolstered by a favorable metal price environment reflective of the accelerating decarbonization movement,” said David Strang, Chief Executive Officer. “During the quarter, we also made strong progress on our key growth projects with the Tucumã Project and the Pilar Mine's new external shaft reaching approximately 30% and 20% physical completion, respectively, as of quarter-end.

"Looking ahead to the remainder of the year, we anticipate increased production levels driven by planned mine sequencing and the completion of additional growth projects at our operations. We expect commencement of mining from the Matinha vein to result in higher gold production at our Xavantina Operations in the second half of the year. At the Caraíba Operations, ramp up and commissioning of the new ball mill during the fourth quarter is expected to drive higher mill throughput levels and copper production over the same period.

"We are proud to say that with each quarter, the ongoing execution of our peer-leading organic growth strategy is bringing our Company closer to doubling copper production to over 100,000 tonnes in 2025, and achieving higher sustained gold production levels of 55,000 to 60,000 ounces per year beginning in 2024. As the outlook for both metals continues to strengthen, the timing of our growth trajectory couldn't be better."

2	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
FIRST QUARTER REVIEW

•Mining & Milling Operations
◦The Caraíba Operations processed 772,548 tonnes of ore grading 1.33% copper, producing 9,327 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 90.8%
–Planned stope sequencing drove lower mined copper grades from the Pilar and Vermelhos Mines, resulting in lower processed copper grades during the period
◦The Xavantina Operations processed 35,763 tonnes of ore grading 11.85 grams per tonne, and set a new record for quarterly gold production of 12,443 ounces after metallurgical recoveries of 91.4%
–Processed gold grades increased over 16% quarter-on-quarter and approximately 100% year-on-year due to planned stope sequencing
–By-product silver production for the period was 8,194 ounces

•Organic Growth Projects
◦The Company maintained momentum on construction of its Tucumã Project during the quarter with physical completion reaching nearly 30% as of quarter-end
–Mine pre-stripping remains ahead of schedule with 2.9 million tonnes, or approximately 20% of total planned pre-strip volume, completed as of quarter-end. Waste and tailings dump construction is progressing on schedule with completion expected in Q3 2023
–Civil works commenced during the quarter with first foundations poured in February. Foundations for the primary crusher and ball mill are scheduled for completion in Q2 2023, and electromechanical erection for both areas is expected to commence in early Q3 2023
–Approximately 85% of planned capital expenditures were under contract as of quarter-end, up from approximately 55% at the end of 2022. An additional 5% of Feasibility Study capital expenditures were in the final stages of contract negotiation as of quarter-end, bringing visibility on total project capital to approximately 90%. Consistent with Q3 and year-end 2022 estimates, total planned capital expenditures remain unchanged at approximately $305 million, or within 4% of total Feasibility Study estimates
–In partnership with The National Service for Industrial Training, a Brazilian non-profit organization focused on improving the competitiveness of Brazil's manufacturing sector through technical and vocational education, the Company continued to ramp up labor training programs within surrounding

3	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
communities to further develop the local skills and workforce that are expected to support the development and operation of the Tucumã Project
◦At the Caraíba Operations, the Company continued to advance its Pilar 3.0 initiative, designed to support sustained annual ore production levels of 3.0 million tonnes. The components of Pilar 3.0 include (i) Project Honeypot, an engineering initiative focused on recovering higher-grade material in the upper levels of the Pilar Mine, (ii) an expansion of the Caraíba mill from 3.0 to 4.2 million tonnes of annual throughput capacity, and (iii) construction of a new external shaft to service the lower levels of the Pilar Mine, including the Deepening Extension Zone
–Construction of the new external shaft remains on schedule with the shaft sinking contractor mobilized to site and the first blast of the pre-sink conducted subsequent to quarter-end. Planned capital expenditures under contract or in the final stages of negotiation increased from approximately 35% at year-end to over 70% at the end of Q1 2023. Importantly, construction of the new external shaft remains within 5% of budget
–The Caraíba mill expansion also remains on schedule with commissioning expected to begin in Q4 2023
◦Please see recent images from the Tucumã Project in Figures 1 through 3 and of construction on the Caraíba Operations' new external shaft in Figure 4 below

Figure 1: April 2023 aerial view of the Tucumã Project, including (A) administrative offices, laboratories, fuel station, and equipment maintenance area, (B) flotation and filtration, (C) ball mill, (D) crushed ore stockpile, (E) main substation, (F) secondary and tertiary crushers, and (G) primary crusher.

4	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Figure 2: Civil works underway at the Tucumã Project's primary crushing area (April 2023).

Figure 3: Ball mill components upon arrival at the Tucumã Project (April 2023).

5	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Figure 4: Surface infrastructure as of April 2023 at the Caraíba Operations' new external shaft, including (A) the stage winder foundation, (B) shaft collar, (C) center tower steel erection, (D) foundation and exterior steel frame for the permanent rock and personnel winders, and (E) headgear steel erection.

Management Changes

Anthea Bath has ceased as Chief Operating Officer by mutual agreement with the Company. The Company would like to take this opportunity to express its gratitude for Ms. Bath's contributions over the past five years. Her dedication and hard work have been greatly appreciated, and the executive team wishes her all the best in her future endeavors.

The Board has appointed Makko DeFilippo as President and Chief Operating Officer of the Company. Mr. DeFilippo, who has been with the Company since 2017, has served as President of the Company since January 2021 and prior to that as Vice President, Corporate Development.

6	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
OPERATING AND FINANCIAL HIGHLIGHTS

	3 months ended Mar. 31, 2023	3 months ended Dec. 31, 2022	3 months ended Mar. 31, 2022
Operating Highlights
Copper (Caraíba Operations)
Ore Processed (tonnes)	772,548	745,850	596,230
Grade (% Cu)	1.33	1.84	1.78
Cu Production (tonnes)	9,327	12,664	9,784
Cu Production (000 lbs)	20,564	27,918	21,570
Cu Sold in Concentrate (tonnes)	9,464	13,301	10,045
Cu Sold in Concentrate (000 lbs)	20,865	29,323	22,145
C1 cash cost of Cu produced (per lb)(1)	$1.70	$1.41	$1.31
Gold (Xavantina Operations)
Ore Processed (tonnes)	35,763	39,715	49,990
Au Production (oz)	12,443	11,786	8,796
C1 cash cost of Au Produced (per oz)(1)	$436	$445	$638
AISC of Au produced (per oz)(1)	$946	$1,096	$1,092

Financial Highlights ($ in millions, except per share amounts)
Revenues	$101.0	$116.7	$108.9
Gross profit	40.1	52.7	61.0
EBITDA(1)	51.8	58.7	78.1
Adjusted EBITDA(1)	48.2	58.2	62.4
Cash flow from operations	16.4	34.0	44.0
Net income	24.5	22.5	52.5
Net income attributable to owners of the Company	24.2	22.2	52.1
Per share (basic)	0.26	0.24	0.58
Per share (diluted)	0.26	0.24	0.57
Adjusted net income attributable to owners of the Company(1)	22.5	22.2	33.0
Per share (basic)	0.24	0.24	0.37
Per share (diluted)	0.24	0.24	0.36
Cash, cash equivalents, and short-term investments	236.6	317.4	465.5
Working capital(1)	218.8	263.3	443.7
Net (cash) debt(1)	174.2	100.7	(54.4)

(1) EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted net income (loss) per share attributable to owners of the Company, Net (Cash) Debt, Working Capital, C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce) and AISC of gold produced (per ounce) are non-IFRS measures. These measures do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. Please refer to the Company’s discussion of Non-IFRS measures in its Management’s Discussion and Analysis for the three months ended March 31, 2023 and the Reconciliation of Non-IFRS Measures section at the end of this press release.

7	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2023 PRODUCTION AND COST GUIDANCE(*)

The Caraíba Operations are expected to produce 44,000 to 47,000 tonnes of copper in concentrate in 2023 with Q1 2023 expected to be the lowest production quarter of the year, as previously noted. Production from the Caraíba Operations is expected to be slightly weighted towards H2 2023 due to higher anticipated mill throughput volumes during ramp up and commissioning of the new ball mill installation in Q4 2023. Higher mined and processed copper grades are also expected through the remainder of the year based on planned stope sequencing.

C1 cash costs at the Caraíba Operations are expected to be between $1.40 and $1.60 per pound of copper produced in 2023 with higher anticipated copper grades and production expected to result in lower unit operating costs in the remaining quarters of the year. While the Company has resumed shipments to its domestic smelter on a limited and prepaid basis, the associated reduction in concentrate sales costs has been offset to date by a stronger BRL to U.S. dollar exchange rate.

At the Xavantina Operations, the Company is reaffirming its 2023 gold production guidance range of 50,000 to 53,000 ounces with slightly higher gold production expected in H2 2023 due to increased mill throughput volumes following the expected commencement of production from the Matinha vein.

The Company is also reaffirming its full-year cost guidance for the Xavantina Operations with C1 cash costs expected to be between $475 and $575 per ounce of gold produced and AISC expected to be $725 to $825 per ounce of gold produced.

The Company's cost guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30, a gold price of $1,725 per ounce and a silver price of $20.00 per ounce.

2023 Guidance
Caraíba Operations
Copper Production (tonnes)	44,000 - 47,000
C1 Cash Cost (US$/lb)(1)	$1.40 - $1.60

Xavantina Operations
Gold Production (ounces)	50,000 - 53,000
C1 Cash Cost (US$/oz)(1)	$475 - $575
All-in Sustaining Cost (AISC) (US$/oz)(1)	$725 - $825
(1) These are non-IFRS measures and do not have a standardized meaning prescribed by IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the Reconciliation of Non-IFRS Measures section at the end of this press release for additional information.

8	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
2023 CAPITAL EXPENDITURE GUIDANCE(*)

The Company's capital expenditure guidance for 2023 assumes a USD:BRL foreign exchange rate of 5.30 and has been presented below in USD millions.

2023 Guidance
Caraíba Operations
Growth	$80 - $90
Sustaining	$65 - $75
Exploration	$22 - $27
Total, Caraíba Operations	$167 - $192

Tucumã Project
Growth	$150 - $165
Exploration	$0 - $1
Total, Tucumã Project	$150 - $166

Xavantina Operations
Growth	$4 - $5
Sustaining	$12 - $14
Exploration	$6 - $7
Total, Xavantina Operations	$22 - $26

Company Total
Growth	$234 - $260
Sustaining	$77 - $89
Exploration	$31 - $40
Total, Company	$342 - $389

(*) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR and EDGAR filings, including the recent Annual Information Form for the year ended December 31, 2022 and dated March 7, 2023 (the "AIF"), for complete risk factors.

9	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CONFERENCE CALL DETAILS

The Company will hold a conference call on Tuesday, May 9, 2023 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results.

Date:	Tuesday, May 9, 2023
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call

Replay:	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	0068

Reconciliation of Non-IFRS Measures

Financial results of the Company are presented in accordance with IFRS. The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), AISC of gold produced (per ounce), EBITDA, adjusted EBITDA, adjusted net income attributable to owners of the Company, adjusted net income per share, net (cash) debt, working capital and available liquidity. These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional details please refer to the Company’s discussion of non-IFRS and other performance measures in its Management’s Discussion and Analysis for the three months ended March 31, 2023 which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

10	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of copper produced (per lb)

The following table provides a reconciliation of C1 cash cost of copper produced per pound to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q1	2022 - Q4	2022 - Q1
Cost of production	$36,285	$40,067	$29,163
Add (less):
Transportation costs & other	1,339	2,362	1,869
Treatment, refining, and other	2,527	4,949	2,046
By-product credits	(2,810)	(6,103)	(4,812)
Incentive payments	(1,237)	(1,092)	(904)
Net change in inventory	(1,185)	(861)	577
Foreign exchange translation and other	15	(47)	386
C1 cash costs	$34,934	$39,275	$28,325

Mining	$23,210	$26,433	$20,126
Processing	6,554	8,033	6,447
Indirect	5,453	5,963	4,518
Production costs	35,217	40,429	31,091
By-product credits	(2,810)	(6,103)	(4,812)
Treatment, refining and other	2,527	4,949	2,046
C1 cash costs	$34,934	$39,275	$28,325

Payable copper produced (lb, 000)	20,564	27,918	21,570

Mining	$1.13	$0.95	$0.93
Processing	$0.32	$0.29	$0.30
Indirect	$0.27	$0.21	$0.21
By-product credits	$(0.14)	$(0.22)	$(0.22)
Treatment, refining and other	$0.12	$0.18	$0.09
C1 cash costs of copper produced (per lb)	$1.70	$1.41	$1.31

11	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
C1 cash cost of gold produced and All-in Sustaining Cost of gold produced (per ounce)

The following table provides a reconciliation of C1 cash cost of gold produced per ounce and AISC of gold produced per ounce to cost of production, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q1	2022 - Q4	2022 - Q1
Cost of production	$6,107	$4,834	$5,392
Add (less):
Incentive payments	(407)	(167)	(585)
Net change in inventory	(352)	258	727
By-product credits	(176)	(199)	(124)
Smelting and refining costs	76	61	42
Foreign exchange translation and other	176	462	164
C1 cash costs	$5,424	$5,249	$5,616
Site general and administrative	1,232	1,196	559
Accretion of mine closure and rehabilitation provision	105	106	112
Sustaining capital expenditure	3,013	4,547	2,296
Sustaining leases	1,660	1,559	822
Royalties and production taxes	338	262	204
AISC	$11,772	$12,919	$9,609

Costs
Mining	$2,567	$2,311	$3,218
Processing	1,905	2,067	1,698
Indirect	1,052	1,009	782
Production costs	5,524	5,387	5,698
Smelting and refining costs	76	61	42
By-product credits	(176)	(199)	(124)
C1 cash costs	$5,424	$5,249	$5,616
Site general and administrative	1,232	1,196	559
Accretion of mine closure and rehabilitation provision	105	106	112
Sustaining capital expenditure	3,013	4,547	2,296
Sustaining leases	1,660	1,559	822
Royalties and production taxes	338	262	204
AISC	$11,772	$12,919	$9,609

Costs per ounce
Payable gold produced (ounces)	12,443	11,786	8,796

Mining	$206	$196	$366
Processing	$153	$175	$193
Indirect	$85	$86	$89
Smelting and refining	$6	$6	$5
By-product credits	$(14)	$(17)	$(15)
C1 cash costs of gold produced (per ounce)	$436	$445	$638
AISC of gold produced (per ounce)	$946	$1,096	$1,092

12	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q1	2022 - Q4	2022 - Q1
Net Income	$24,500	$22,472	$52,486
Adjustments:
Finance expense	6,526	12,290	5,496
Income tax expense	4,666	7,540	8,606
Amortization and depreciation	16,083	16,361	11,504
EBITDA	$51,775	$58,663	$78,092
Foreign exchange gain	(8,621)	(4,569)	(18,709)
Share based compensation	5,017	4,123	1,990
Incremental COVID-19 costs	—	—	1,004
Adjusted EBITDA	$48,171	$58,217	$62,377

13	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The following table provides a reconciliation of Adjusted net income attributable to owners of the Company and Adjusted EPS to net income attributable to the owners of the Company, its most directly comparable IFRS measure.

Reconciliation:	2023 - Q1	2022 - Q4	2022 - Q1
Net income as reported attributable to the owners of the Company	$24,154	$22,159	$52,107
Adjustments:
Share based compensation	5,017	4,123	1,990
Unrealized foreign exchange gain on USD denominated balances in MCSA	(4,753)	(1,782)	(1,337)
Unrealized foreign exchange gain on foreign exchange derivative contracts	(3,152)	(3,017)	(24,615)
Incremental COVID-19 costs	—	—	998
Tax effect on the above adjustments	1,208	731	3,808
Adjusted net income attributable to owners of the Company	$22,474	$22,214	$32,951

Weighted average number of common shares
Basic	92,294,045	91,522,358	90,238,008
Diluted	93,218,281	92,551,916	92,050,104

Adjusted EPS
Basic	$0.24	$0.24	$0.37
Diluted	$0.24	$0.24	$0.36

14	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
Net (Cash) Debt

The following table provides a calculation of net (cash) debt based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2023	December 31, 2022	March 31, 2022
Current portion of loans and borrowings	$9,221	$15,703	$8,740
Long-term portion of loans and borrowings	401,595	402,354	402,345
Less:
Cash and cash equivalents	(209,908)	(177,702)	(365,465)
Short-term investments	(26,739)	(139,700)	(100,018)
Net (cash) debt	$174,169	$100,655	$(54,398)

Working Capital and Available Liquidity

The following table provides a calculation for these based on amounts presented in the Company’s condensed consolidated interim financial statements as at the periods presented.

	March 31, 2023	December 31, 2022	March 31, 2022
Current assets	$331,241	$392,427	$546,439
Less: Current liabilities	(112,448)	(129,121)	(102,743)
Working capital	$218,793	$263,306	$443,696

Cash and cash equivalents	209,908	177,702	365,465
Short-term investments	26,739	139,700	100,018
Available undrawn revolving credit facilities	150,000	75,000	75,000
Available liquidity	$386,647	$392,402	$540,483

15	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
ABOUT ERO COPPER CORP

Ero is a high-margin, high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations (formerly known as the MCSA Mining Complex), which are located in the Curaçá Valley, Bahia State, Brazil and include the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Tucumã Project (formerly known as Boa Esperança), an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations (formerly known as the NX Gold Mine), comprised of an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations and Tucumã Project, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

16	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO
NYSE: ERO
CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Project and the Xavantina Operations; the ability of the Company to execute on its growth initiatives according to the timeline and budget currently envisioned; estimated completion dates for certain milestones, including construction of the Tucumã Project, completion of the projects that comprise the Pilar 3.0 initiative, including the Caraíba mill expansion and construction of the new external shaft to access the Deepening Extension Zone, and commencement of mining from the Matinha vein at the Xavantina Operations; the ability of the Company to sell future copper concentrate production to its domestic customer; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the AIF under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations and the Tucumã Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

17	Ero Copper Corp
625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada